Exhibit 99.1

Americas Gold and Silver Corporation Reports Third Quarter 2020 Results and Provides Operations Update

TORONTO--(BUSINESS WIRE)--November 13, 2020--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the third quarter of 2020 along with an operations update.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Operational and Third Quarter Financial Highlights

  Revenue of $7.3 million and a net loss of $6.2 million for Q3-2020 or a loss of ($0.05) per share
  Year-to-date operating metrics were largely unchanged in Q3-2020 from Q2-2020 due to the illegal blockade at the Cosalá Operations, suspension of operating metrics during the Galena Complex recapitalization plan (“Recapitalization Plan”), and ongoing pre-production at Relief Canyon
  Galena Complex silver production increased by 25% year-over-year while Galena lead production increased by 65%, benefitting from the Recapitalization Plan described in detail below
  At Relief Canyon, the radial stacker is expected to be installed and operating in the coming week. The Company anticipates the increase in production from the return of the radial stacker will allow the Company to declare commercial production by the end of Q4-2020
  Since placing ore on the 6W leach pad on August 4, 2020, ore leaching has performed within expected norms
  Benefits from the Galena Complex Recapitalization Plan are materializing including the significant increase to the mineral resources. Measured and indicated silver resource, as of June 30, 2020, increased by 36% to 37.3 million ounces1 and inferred silver resource increased by over 100% to 78.6 million ounces1. This is based on only 33% of Phase 1 planned drilling and further increases are expected as the drill program continues
  The Company finalized the option payment for the San Felipe project and paid the remaining $3.75 million plus VAT obligation in common shares of the Company on October 8, 2020. The San Felipe project is now 100% owned by the Company and contains an indicated silver resource of over 9 million ounces and an inferred silver resource of over 3 million ounces
  The Company had a cash balance of $22.8 million as at September 30, 2020

“The return of the radial stacker, the gating item to declaring commercial production at Relief Canyon, is underway and is expected to be in service in the coming week. With the increased daily production from the stacker, we are focused on declaring commercial production at Relief Canyon before the end of Q4-2020,” stated Americas Gold and Silver President & CEO Darren Blasutti. “The Galena Complex Recapitalization Plan continues to pay enormous dividends, beyond increased year-over-year production, as we saw from the recent increase to the mineral reserves and resources. We successfully added approximately 10 million silver ounces to the measured and indicated resource and approximately 40 million silver ounces to the inferred resource, representing increases of 36% and over 100% respectfully. This increase was based on only 33% of planned Phase 1 drilling and we are confident that we will see even larger increases to next year’s resource update based on the remaining drill program.”

Relief Canyon

The Company’s radial stacker, which suffered a structural failure in Q2-2020, is in transit. Upon arrival, the stacker is expected to resume service within a week after a brief commissioning period. The radial ore stacker will allow ore placement to reach the design rate of approximately 16,000 tons per day. The increased daily stacking rate will allow the operation to accelerate the amount of material placed on the leach pad, increase the area under leach, increase daily gold production, and enable the Company to declare commercial production.

The Company continues to anticipate commercial production will be reached in Q4-2020, setting the operation up for a strong 2021.

Galena Complex

The Galena Complex is already benefitting from the renewed exploration focus as evident from the increased year-over-year production, updated mineral reserve and resources estimate released on September 14, 2020 with an effective date of June 30, 2020. Based on only 33% of the Phase 1 drilling plan, measured and indicated silver resources on a 100% basis (60% Company/40% Eric Sprott) increased from 27.4 million ounces to 37.3 million ounces and inferred silver resources increased from 39.0 million ounces to 78.6 million ounces. This represents a 36% and 101% increase, respectively, from previously reported estimates.

On October 22, 2020, the Company released an additional exploration update highlighting the Complex’s continued successful results. The first hole targeting the “triple point”, the intersection of the 175, 185 and Silver Veins, crossed all three veins approximately 75 meters below current infrastructure and 75 meters above the expected convergence point. Drilling of the second deeper hole has commenced to pierce the projected convergence area. Referencing Hole 55-153:

  582 g/t silver and 30.7% lead (or 1,695 g/t AgEq2) over 2.2 meters3 (185 Vein)
  219 g/t silver and 9.5% lead (or 564 g/t AgEq) over 1.9 meters (175 Vein)
  271 g/t silver and 2.3% lead (or 365 g/t AgEq) over 1.9 meters (Silver Vein)

Earlier drilling of the 360 Complex from the 4300 Level was an important contributor to the increase in the mineral resource estimates as of June 30, 2020. Since this date, the Company drilled holes 43-246 and 43-247 which intersected 8 closely spaced, parallel veins including 4 newly discovered veins. These veins are close to existing infrastructure with good grades and minable widths with full assay results detailed in the 360 Complex section. Key intercepts from 43-246 and 43-247 include and hole 43-239 include:

  Hole 43-246: 548 g/t silver and 18.9% lead (or 1,239 g/t AgEq) over 3.4 meters
  Hole 43-247: 235 g/t silver and 19.7% lead (or 944 g/t AgEq) over 6.6 meters
  Hole 43-239: 809 g/t silver and 37.2% lead (or 2,148 g/t AgEq) over 0.6 meters

Continued drilling of the 72 Vein area yielded more strong results and will be followed up from new drill stations in early 2021.

  Hole 55-152: 1,783 g/t silver and 2.3% Cu (or 2,018 g/t AgEq) over 0.3 meters

A full table results can be found at: https://americas-gold.com/site/assets/files/4297/dr20201022.pdf.

The Company is targeting further mineral resource additions for the remainder of Phase 1 drilling through June 2021 with expectations of least 50 million ounces of silver.

Cosalá Operations

In August 2020, the Company announced that the illegal blockade had been resolved to permit some Company personnel the opportunity to re-enter the mine operations. This access has not been maintained. With the re-opening of Mexican government offices in August, the Company’s employees were expected to vote in September 2020 for new union representation and did so on September 17. In advance of the vote, a number of irregularities came to light, which indicated that there could not be a fully democratic vote with freedom of association.

As a result, the Company does not believe there are conditions currently present to invest the required capital to re-start the Cosalá Operations. The Company continues to work with all legitimate stakeholders and remains hopeful that a resolution, consistent with the rule of law and featuring an election free from threats and intimidation, can be achieved so that operations can re-commence in the near term.

Due to the illegal blockade, the Cosalá Operations did not operate during Q3-2020 and operated for only the first 26 days of 2020. As a result, quarterly and year-to-date operating results are not generally comparable with previous periods.

Spot silver prices have increased significantly from a low of almost $12.00 per ounce in March 2020 to over $28.00 per ounce in September 2020. In 2019, the Company spent approximately $1.5 million on developing into the Upper Zone of the San Rafael mine which contains significantly higher silver grades than the Main Zone. With the development into the Upper Zone, the Company anticipates that it will be able to increase silver production, allowing it to benefit from the significant increase in the silver price upon resolution of the illegal blockade.

San Felipe

The Company finalized the option agreement for the San Felipe project with Minera Hochschild Mexico S.A. de C.V. through payment of the remaining the $3.75 million plus VAT obligation in common shares of the Company issued on October 8, 2020.

The Company now owns 100% of the San Felipe project, which is located 130 km northeast of Hermosillo, Sonora, Mexico. The San Felipe project has an indicated mineral resource estimate of 4.7 million tonnes grading 5.36% zinc, 60 g/t silver and 2.46% lead and a mineral inferred resource is estimate of 2.0 million tonnes grading 3.50% zinc, 47 g/t silver and 1.41% lead with an effective date of June 30, 2020.

Consolidated Financial and Consolidated Production Results

Consolidated operating results from Q3-2020 were generally not comparable to Q3-2019 due to the illegal blockade at the Cosalá Operations, and the Recapitalization Plan at the Galena Complex. The Cosalá Operations were put on care and maintenance in response to the illegal blockade at the end of January 2020. Consolidated gross revenue decreased by $5.2 million during Q3-2020 compared to Q3-2019 primarily due to the illegal blockade preventing all access to the Cosalá Operations.

Further information concerning the consolidated and individual mine operations is included in the Company’s third quarter Condensed Interim Consolidated Financial Statements for the three months and nine months ended September 30, 2020 and Management’s Discussion and Analysis for the three months and nine months ended September 30, 2020.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2021. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company has completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Qualified Persons

Daren Dell, P.Eng., Chief Operating Officer, who is an employee of the Company and a “qualified person” under National Instrument 43-101, has approved the applicable contents of this news release.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company’s construction, production, development plans and performance expectations at the Relief Canyon Mine, its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the expected timing of delivery of the radial stacker to Relief Canyon and the timing of resumption of service and operations of the radial stacker and expected increase in production thereafter, the resumption of mining and processing operations at the Company’s Cosalá Operations following the end of the illegal blockade and expected silver production levels at the Cosalá Operations, the effect of temporary restrictions on all non-essential businesses in Mexico resulting from the COVID-19 pandemic on the Company’s Cosalá Operations, the expected drilling results and potential increase in resources to be realized at the Galena Complex in connection with the Recapitalization Plan, the Company’s plans with respect to the EC120 zone and the San Felipe project. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

1 Figures shown on 100% basis. The Galena Complex is 60% owned by the Company and 40% owned by Eric Sprott.
2 AgEq was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead.
3 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416-848-9503